FILE No. 82-2740

[ ] DEF 14A [X] SUPPL [ ] ARS

KOOKABURRA RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, B.C. Canada
V6E 3V7
Tel: (604) 685-9316 Fax: (604) 683-1585



02 DEC -3 AM 10:55

November 22, 2002

SUPPL

United States Securities &
Exchange Commission
#450 - 5th Street N.W.
Washington, DC 20549

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: Kookaburra Resources Ltd. (the "Company") - File #82-2740

Please find enclosed a copy of the Company's Quarterly Report for the nine months ended September 30, 2002.

Yours very truly,

KOOKABURRA RESOURCES LTD.

Per: Nick DeMare

Nick DeMare
Director

dlw 12/4

ND:jr

Enclosure

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2002

(Unaudited - Prepared by Management)

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	September 30, 2002 $	December 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash	3,492	104,359
Marketable securities	-	15,580
Amounts receivable and prepaids	64,320	387,506
	67,812	507,445
PROPERTY AND EQUIPMENT	6,142	6,580
RESOURCE PROPERTIES (Note 3)	3,096,431	10,848,779
	3,170,385	11,362,804
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	252,734	253,527
Due to operator	1,072,210	2,474,817
	1,324,944	2,728,344
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 4)	19,052,007	19,040,007
DEFICIT	(17,206,566)	(10,405,547)
	1,845,441	8,634,460
	3,170,385	11,362,804

APPROVED BY THE DIRECTORS

"Graeme Robinson" ________________, Director

"Nick DeMare" ________________, Director

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30

(Unaudited - Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002 $	2001 $	2002 $	2001 $
REVENUE				
Oil and gas sales	19,461	53,425	63,080	689,507
EXPENSES				
Production	788	9,727	9,564	85,471
General and administrative	37,717	76,441	188,908	294,241
General exploration costs	(10)	5,085	4,474	19,607
Depreciation, depletion and impairment	2,027,347	4,449	6,714,122	64,363
	2,065,842	95,702	6,917,068	463,682
(LOSS) FROM OPERATIONS	(2,046,381)	(42,277)	(6,853,988)	225,825
GAIN ON SALE OF MARKETABLE SECURITIES	-	-	5,421	-
GAIN (LOSS) ON FOREIGN CURRENCY TRANSLATION	(48,373)	(6,499)	47,548	(55,983)
NET EARNINGS (LOSS) FOR THE PERIOD	(2,094,754)	(48,776)	(6,801,019)	169,842
DEFICIT - BEGINNING OF PERIOD	(15,111,812)	(9,893,528)	(10,405,547)	(10,112,146)
DEFICIT - END OF PERIOD	(17,706,566)	(9,942,304)	(17,206,566)	(9,942,304)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.08)	$(0.00)	$(0.26)	$0.01

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE MONTHS ENDED SEPTEMBER 30

(Unaudited - Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002 $	2001 $	2002 $	2001 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net earnings (loss) for the period	(2,094,754)	(48,776)	(6,801,019)	169,842
Add item not affecting cash				
Depreciation, depletion and impairment	2,027,347	4,449	6,714,122	64,363
Gain on sale of marketable securities	-	-	(5,421)	-
	(67,407)	(44,327)	(92,318)	234,205
Decrease (increase) in amounts receivable and prepaids	(54,253)	390,709	323,186	(296,007)
Increase (decrease) in amounts payable and accrued liabilities	(61,835)	223,572	(793)	1,702,028
	(183,495)	569,954	230,075	1,640,226
INVESTING ACTIVITIES				
Due to operator	197,235	-	(1,402,607)	-
Additions to resource properties	(45,004)	(1,239,865)	1,038,664	(3,190,103)
Proceeds on sale of marketable securities	-	-	21,001	-
	152,231	(1,239,865)	(342,942)	(3,190,103)
FINANCING ACTIVITIES				
Common shares issued	12,000	-	12,000	1,250,000
Share issue costs	-	-	-	(12,004)
	12,000	-	12,000	1,237,996
NET DECREASE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	(19,264)	(669,911)	(100,867)	(311,881)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	22,756	821,982	104,359	463,952
CASH AND CASH EQUIVALENTS - END OF PERIOD	3,492	152,071	3,492	152,071

KOOKABURRA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Kookaburra Resources Ltd. (the "Company") is an independent mineral and energy company. Its petroleum activities are conducted in the United States. The Company also has mineral property holdings in Peru.

During the nine months ended September 30, 2002, the Company had incurred a loss of $6,801,019 and, as of September 30, 2002, had a working capital deficiency of $1,257,132 and a deficit of $17,206,566. The Company is currently not generating sufficient cash flow from its operations to meet its ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

See also Note 3.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. RESOURCE PROPERTIES

	$
Petroleum Properties	
Evaluated producing properties	7,250,007
Unevaluated properties	2,337,703
Pipeline and facility	606,512
	10,194,222
Less: accumulated depreciation, depletion and impairment	(7,097,792)
	3,096,430
Mineral Property	
Tacaza Project	1
	3,096,431

During May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the ELH joint venture, concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties have assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus 300% of their costs, from the future production from these wells. Unpaid billings from the ELH #4 and #9 wells at the time of the agreement totalled $2,424,018, of which $1,617,827 was billed and had been recorded by the Company as "due to operator" at December 31, 2001. During the nine months ended September 30, 2002, the Company reversed $2,424,018 of amounts "due to operator" relating to these wells, with an offsetting credit to "petroleum properties".

Due to the ongoing problems encountered by the operator on the East Lost Hills Project and the constrained production from the ELH #1 well, management has reviewed the Company's carrying cost of its East Lost Hills Project and determined to record an impairment of $6,640,049.

4. CAPITAL STOCK

Authorized and issued -

Authorized - unlimited number of common shares with no par value

Issued	Shares	Amount $
Balance, beginning and end of period	26,451,950	19,052,007

5. RELATED PARTY TRANSACTIONS

(a) During the nine months ended September 30, 2002, the Company was billed $12,094 by a company owned by a director of the Company for professional services provided.

(b) During the nine months ended September 30, 2002, the Company recorded $40,474 for services provided by the President of the Company. At September 30, 2002, $198,400 remained outstanding and was included in accounts payable and accrued liabilities.

6. SEGMENTED INFORMATION

(a) The Company's principal activities are the exploration and development of mineral properties in Peru and the development of petroleum properties in the United States. Management reviews the financial results according to expenditures by property.

(b) Segment assets:

	$
Mineral properties	9,932
Petroleum properties	3,155,535
Total assets for reportable segments	3,165,467
Other	4,918
Total assets	3,170,385

(c) Segment profits and loss:

	Corporate $	Petroleum Properties $	Mineral Properties $	Total $
Loss from operations	(209,763)	(6,618,997)	(19,807)	(6,848,567)
Gain on foreign currency translation	47,548	-	-	47,548
Loss for the period	(162,215)	(6,618,997)	(19,807)	(6,801,019)

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

MANAGEMENT DISCUSSION

Results of Operations

During the nine months ended September 30, 2002, the Company reported a net loss of $6,801,019 ($0.26 per share) compared to net earnings of $169,842 for the comparable 2001 period. The principal cause of such loss was the directors' prudent decision to record an impairment of $6,297,713 against the carrying value of the East Lost Hills (ELH) project.

Production at ELH #1 continues to be limited by the amount of production water that can be accepted at the available water disposal facilities. Weaker gas prices, compared to 2001, and a drop in production due to inadequate water disposal facilities are reflected in the $63,080 petroleum revenue for 2002 compared to $689,507 in 2001. Management does not envisage sustained production beyond the 2 mmcf/d level unless adequate water disposal facilities are installed. Such facilities are unlikely to materialize in the near term.

Direct production costs decreased from $85,471 in 2001 to $9,564 in 2002 Depreciation and depletion recorded in 2002 was $74,072 compared to $64,363 in 2001, a result of increased costs allocated to the depletion base in 2002. General and administrative costs of $188,908 in 2002 saw a decrease of $105,333 compared to the previous year and this reflected decrease in corporate activity and travel during the year. Effective from July 1, 2002, professional fees charged by the President and directors fees payable to the Company's other directors for the ensuing periods, will cease until further notice.

Property Update

The ELH #4 sidetrack well has been completed and some testing of the Kreyenhagen shale and Phacoides sands have been undertaken with disappointing results. However, there is a variance of opinion as to what zones should have been tested, the appropriateness of the method employed for testing together with the adequacy of the testing carried out by the operator. The well is currently shut-in and is unlikely to be revisited until agreement is reached on the way forward.

The ELH #9 well commenced drilling in August 2001 and was drilled to 21,100 feet. The well was completed and testing was undertaken in the Kryenhagen shale and Phacoides sands. Results were again disappointing with results generally less than 1 mmcf/d . The Kryenhagen shale was stimulated with acid but the targeted increase in production failed to materialize. The well is now shut in, however, there remains a strong difference of opinion as to as to whether the procedures employed by the operator were the most appropriate. The ELH #9 well is also unlikely to be revisited until agreement can be reached on the way forward.

Two of the participants in the ELH project, both with multi-billion market capitalization,are locked in legal battle over conflicting claims to their respective interests in the project. Unfortunately, the operator's parent company is one of the litigants and, with the ELH #4 sidetrack and the ELH #9 well both shut in, management does not envisage progress at the ELH site until the legal battles are resolved, in or out of the Courts.

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

MANAGEMENT DISCUSSION (continued)

Liquidity and Capital Resources

As at September 30, 2002, the Company had a working capital deficiency of $1,257,132 and a deficit of $17,206,566. The Company's funding commitment for the East Lost Hills joint venture has been significant and the mistakes, delays, operational difficulties and cost overruns associated with the ELH project have magnified the funding requirements.

At current production levels the ELH #1 well will not provide sufficient working capital to fund the Company's contribution to ongoing exploration and development costs at East Lost Hills. During May 2002, the Company reached agreement whereby a majority of the ELH participants assumed responsibility for the outstanding balances and ongoing costs incurred in testing, completing, equipping and operating the ELH #$ side track and ELH #9 wells. The parties providing the funds will be entitled to recover same, plus an additional 300%, but such an amount can only be recovered from income derived from the ELH #4 sidetrack and ELH #9 wells. There are no agreements in place relevant to other ELH wells.

The Company is currently reviewing its options and, in the interim, all costs are being minimized. The future viability of the Company is dependent upon its ability to generate additional income and/or financing to satisfy future working capital requirements and debt obligations.